SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number    0-23832
                                                                     -----------

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q
 [ ] Form N-SAR

 For Period Ended:          For the Fiscal Year ended March 31, 2000
                   -------------------------------------------------------------

[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------
                         Part I. Registrant Information

Full name of registrant: PSS World Medical, Inc. Employee Stock Ownership and Savings Plan
Former name if applicable:    N/A
Address of principal executive office (Street and number): 4345 Southpoint Blvd.
City, State and Zip Code:     Jacksonville, Florida 32216

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule
          12(b)-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                  We are in the process of obtaining certain documents from the recordkeeper and trustee related to the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan. Therefore, we will be late in filing our annual report on Form 11-K for the period ended March 31, 2000. We plan to file our annual report on Form 11-K for the period ended March 31, 2000 in less than 15 calendar days after the original due date for such filing pursuant to Part II (b) hereof. We could not eliminate the factors stated above without unreasonable effort and expense.


                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

    David A. Smith (Chief Financial Officer)               (904) 332-3000
--------------------------------------------------------------------------------
              (Name)                               (Area code)(Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X]  Yes  [   ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [   ]  Yes  [X]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             PSS World Medical, Inc.
          ------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   September 27, 2000              By:    /s/ David A. Smith
                                           -------------------------------------
                                                   David A. Smith
                                                   Chief Financial Officer




                                       2
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                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777

                          601 Pennsylvania Avenue, N.W.
                            North Building, Suite 250
                           Washington, D.C. 20004-2601


Kimberly A. Knight                                     Direct Dial: 404-881-7593


                               September 27, 2000

Via EDGAR

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.Washington, D.C.  20549

               Re: PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "Plan")
               Form 12b-25 Filing for Late Form 11-K
               Commission File No. 0-23832

Ladies and Gentlemen:

         The Plan hereby is filing with the Commission, pursuant to the Securities Exchange Act of 1934, as amended, a Form 12b-25 for the Plan's Annual Report on Form 11-K (the "Form 11-K") for the year ended March 31, 2000. The Company plans to file the Form 11-K with the Commission within 15 days of its original due date.

         If you have any questions concerning the foregoing materials, please contact the undersigned at the above direct-dial number.

                                                     Sincerely yours,

                                                     /s/ Kimberly A. Knight

                                                     Kimberly A. Knight